

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 13, 2007

By U.S. Mail and facsimile
Mr. Alfredo Garcia
Acting Chief Financial Officer
Eagle Rock Energy G&P, LLC
16701 Greenspoint Park Drive, Suite 200
Houston, TX 77060

> **Re: Eagle Rock Energy Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 28, 2007**
> **File No. 333-144938**

Dear Mr. Garcia:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have included in this amendment common units that were registered on a previously filed Form S-1 (file no. 333-140370), pursuant to Rule 429. Please include a revised fee table in your next amendment to show the additional shares being included in this S-1.

2.   We note your response to our prior comment 1. In the "Incorporation by Reference" section state that the reports you filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 are available on your website and provide the address of your website. Update the disclosure in the prospectus for the Schedule 13D/A filed on September 6, 2007.

3.   We note your response to our prior comment 2 and reissue it.

Summary

Ownership of Eagle Rock Energy Partners, L.P., page 3

4.   We note your response to our prior comment 3 and reissue it in part. Please provide the abbreviations that you use in the registration statement for each of the entities shown on the organizational chart. Also, identify the members of management who beneficially own interests in NGP Investors.

Risk Factors
"The amount of cash we have available for distribution to holders of our common stock units…," page 25

5.   Revise this risk factor to delete the mitigating language regarding the fact that you have paid full distributions for the December 2006, March 2007 and June 2007 quarters.

Management

Directors and Executive Officers, page 74

6.   We note your response to our prior comment 6. We also note your disclosure in your Form 10-K filed on April 2, 2007 on page 66 in regard to the compensation committee of Eagle Rock Energy G&P, LLC designing a comprehensive executive compensation program for your executives.   Accordingly, please provide the information required by Items 402 and 407 of Regulation S-K.

Selling Unitholders, page 75

7.   We note your response to our prior comment 8 and reissue it in part. Identify the natural person with power to vote or dispose of the securities of Tortoise Capital Resources Corporation. Since it is listed as a selling unitholder, you should be able to obtain this information.

8.   We note your response to our prior comment 9 and reissue it in part. Identify in the prospectus the selling unitholders who are broker-dealers as underwriters unless you can state that they obtained the units they are reselling as compensation for investment banking services.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tommy Lamme, Esq. (by facsimile (832) 397-8067)
     D. Levy